EXHIBIT 99.1

                              [Premier Foods logo]

               NOTICE TO HOLDERS OF PREMIER FOODS PLC SENIOR NOTES

London, 23 June 2004:
---------------------

INTENTION TO REDEEM STERLING-DENOMINATED AND DOLLAR-DENOMINATED SENIOR NOTES DUE 2009

Premier Foods plc ("Premier") today announces that it expects to redeem its Sterling-Denominated and Dollar-Denominated Senior Notes due 2009 (the "Notes") on or after their first call date, September 1, 2004.

Premier may redeem the Notes during the 12-month period from September 1, 2004 at the following rates:

                                  STERLING NOTE         DOLLAR NOTE REDEMPTION
           YEAR                 REDEMPTION PRICE                PRICE
---------------------------- ------------------------  -------------------------

2004.......................         106.125%                   106.000%

Once notice has been served in accordance with the indenture dated as of August 10, 1999, between Premier and Bankers Trust Company, as trustee, Notes called for redemption will become due and payable on the redemption date and interest on such Notes will cease to accrue. Upon redemption, the redemption price plus interest earned to the redemption date shall be paid to the holders of the Notes.

Despite Premier's expectation, there can be no assurance that the Notes will be redeemed as planned.

CHANGES TO FINANCIAL STATEMENTS

Premier has determined to adopt the same revenue recognition policies as adopted by its UK peer companies. This will result in certain promotional expenditures being reclassified from selling and distribution expenses to a deduction from sales. This will have no net effect on Premier operating profits. The impact of this revision to our revenue recognition policy on our reported results for the years ended December 31, 2001, 2002 and 2003 and our unaudited financial information for the three months ended March 29, 2003 and three months ended April 3, 2004 is set out below.

In addition, a review of the exceptional costs associated with the closure of Premier's Edinburgh facility and the restructuring of MBM, our potato business, indicated that it would have been appropriate to provide for these costs at April 3, 2004 rather than in the second quarter of 2004. Premier intends to provide (pound)3.0 million for these costs ((pound)2.2 million net of tax) in the first quarter of 2004. The impact of this adjustment is also included in the table below:

                                           YEAR ENDED DECEMBER 31,         THREE MONTHS ENDED
                                       --------------------------------  -----------------------
                                          2001       2002       2003      MARCH 29,   APRIL 3,
                                                                           2003        2004
                                       ---------- ---------- ----------  ----------- -----------
                                                           (in (pound) millions)

Turnover - as reported                     857.7      889.3      890.0        217.5       252.7
   Reclassification of promotional
     expenses                             (21.1)     (23.7)     (19.4)        (5.8)       (6.3)
                                       ---------- ---------- ----------  ----------- -----------
Turnover - as restated                     836.6      865.6      870.6        211.7       246.4

Impact on Operating Profit before
   operating Exceptional Items              -          -          -           -           -

Adjustment to provision within
   Operating Exceptional Items              -          -          -           -           (2.5)
                                       ---------- ---------- ----------  ----------- -----------
Total Impact on Operating Profit            -          -          -           -           (2.5)
                                       ---------- ---------- ----------  ----------- -----------

Adjustment to provision within Non
   Operating Exceptional Items              -          -          -           -           (0.5)
                                       ---------- ---------- ----------  ----------- -----------
Impact on Profit on ordinary
   activities before interest and
   taxation                                 -          -          -           -           (3.0)
                                       ---------- ---------- ----------  ----------- -----------
Impact on Profit on ordinary
   activities before taxation               -          -          -           -           (3.0)
                                       ---------- ---------- ----------  ----------- -----------
Impact on Taxation charge on ordinary
   activities                               -          -          -           -             0.8
                                       ---------- ---------- ----------  ----------- -----------
Impact on Profit on ordinary
   activities after  taxation               -          -          -           -           (2.2)
                                       ---------- ---------- ----------  ----------- -----------
Impact on Transferred to reserves           -          -          -           -           (2.2)
                                       ---------- ---------- ----------  ----------- -----------

The audited results for the three years ended December 31, 2003 reflecting this revision will be included in Premier's Annual Report on Form 20-F to be filed by the end of June 2004. At the same time, we will also reissue the unaudited report to bondholders for the three months ended April 3, 2004 reflecting this revised financial information.

POTENTIAL SALE OF  MATERNE ASSET

Premier also announces that it is in negotiations to sell its Materne spreads and desserts business in France that operates under the Materne, Boin and Confipote brands to funds advised by Hicks, Muse, Tate & Furst. Materne had sales of (pound)96.8 million for the year ended December 31, 2003 and (pound)25.7 million in the quarter ended April 3, 2004.

No definitive agreement has been reached and negotiations on consideration for the sale are ongoing. Affiliates of Hicks, Muse, Tate & Furst are controlling parties of Premier.

Materne's results were reported within the audited financial statements of Premier Foods plc for the year ended December 31, 2003 and within the unaudited report to bondholders for the three month period ended April 3, 2004.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. PREMIER UNDERTAKES NO OBLIGATION PUBLICLY TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT AS MAY BE REQUIRED BY LAW. STABILISATION/FSA.


ENQUIRIES:
----------

Paul Thomas
Finance Director
+44-(0)-1727 815850